March 25, 2026

John Friend
Chief Executive Officer
Kazia Therapeutics Limited
Three International Towers
Level 24, 300 Barangaroo Avenue
Sydney, NSW, 2000, Australia

       Re: Kazia Therapeutics Limited
           Registration Statement on Form F-3
           Filed March 18, 2026
           File No. 333-294392
Dear John Friend:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Sebastian A. Bacon, Esq.